UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014 (Report No. 2)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein, and is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. ("Orckit" or the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

99.1	Press Release: Orckit Announces Court Approval to Convene Meetings to Approve Creditor Arrangement and Notice of Extraordinary General Meeting, dated April 14, 2014.

99.2	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated April 17, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: April 17, 2014	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: Orckit Announces Court Approval to Convene Meetings to Approve Creditor Arrangement and Notice of Extraordinary General Meeting, dated April 14, 2014.

99.2	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated April 17, 2014